Jefferies LLC 520 Madison Avenue New York, New York 10022	SVB Leerink LLC One Federal Street, 37th Floor Boston, Massachusetts 02110	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010-3629

June 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forma Therapeutics Holdings, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-238783

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 2,100 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period June 15, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Forma Therapeutics Holdings, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on June 18, 2020, or as soon thereafter as practicable.

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Very truly yours,

By:	JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

By:	SVB LEERINK LLC

By:	/s/ Irina Melnikova
Name: Irina Melnikova, Ph.D.
Title: Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Hoffman
Name: John Hoffman
Title: Managing Director, ECM